Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: March 4, 2021

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 Operator: Good day ladies and gentlemen. Welcome to the Hippo and Reinvent Technology Partners Z merger announcement conference call. The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Reinvent Technology Partners Z and may be accessed on the SEC’s website, including the exhibits thereto. In conjunction with today’s discussion, please see the investor presentation furnished as a Form 8-K to follow along and carefully review the disclaimers included therein. Please note that a Q&A session will not be conducted as part of today’s presentation. Also, statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in Reinvent Technology Partners Z’s Form 8-K filed today and the exhibits thereto. For more information, please refer to the risks, uncertainties and other factors +discussed in Reinvent Technology Partners Z’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in Reinvent Technology Partners Z’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating. Participating in today’s call are Reid Hoffman, LinkedIn Co-Founder and Co-Lead Director of Reinvent Technology Partners Z; Michael Thompson CEO and CFO of Reinvent Technology Partners Z; Assaf Wand, CEO and Co-founder of Hippo; Rick McCathron, President of Hippo; and Stewart Ellis, Chief Financial Officer of Hippo. With that, I’ll turn the call over to Reid. Reid Hoffman: Thanks for joining us. My name is Reid Hoffman. I am co-founder of LinkedIn and partner at Reinvent Technology Partners. When we started Reinvent Technology Partners, the SPAC, we had all personally experienced how technology companies grow through cycles of invention and reinvention. These ongoing innovations are part of what makes amazing technology companies transform the world. What we were looking for is companies that have a strong team, great technology, and massive markets. In particular, we have been looking for companies where their technology is redefining the platforms of their industry. The cycles of reinvention—reinventing how you reach customers, reinventing how you engage customers, reinventing business models—are innovations that create progress at scale. These reinventions can create massive value both for society and for customers and consumers. With Hippo, we are delighted in how much reinvention is already in progress on things that we can work together and partner on in order to amplify. Now, over to my partner Michael Thompson who will go through some more of the details. Michael Thompson: Thanks Reid, and thanks everyone for joining us. We at Reinvent are very excited to partner with Assaf, Rick, Stewart, and the rest of the Hippo team to grow Hippo into the market-leading home insurance company in the U.S., and

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 moreover, to become an all-inclusive home platform that scales into all aspects of home ownership. Home insurance is $100 billion plus market that is fragmented and characterized by a poor customer experience and an adversarial relationship between insurance companies and their customers. Hippo is in the process of changing this dynamic. Reid, Mark Pincus, and I started Reinvent Capital to pursue venture capital at scale, to partner with bold founders as they take an excellent existing business with considerable intrinsic value through its future cycles of growth, invention, and reinvention. We believe Hippo possesses all of the elements needed to scale into a market-leading company: a digital first approach, a great UI, an ongoing active customer engagement that creates a far superior customer experience and leads to attractive unit economics and policy retention rates, a capital light and capital efficient model that leverages omni channel distribution, and a disciplined underwriting approach. We expect Hippo will continue to take market share based on superior product and superior distribution, not by mispricing and adverse selection. We believe Hippo will benefit from mega trends including increasingly connected homes and broader digitization of financial services. Hippo should also benefit from a likely five to ten-year above average growth in new housing starts driven by a historically low supply of housing stock and a demographic surge in new potential home buyers. Reinvent and Hippo have structured this transaction to ensure long-term alignment. We intend to be investors in Hippo and partners with Assaf and the team for many years to come. We have subjected our economics to both lockups and price vesting and will be substantial investors in the pipe. As always, I am happy to go into more detail about our underwriting process and investment thesis, but for now turn I’ll turn it over to Assaf and the rest of the Hippo team. Assaf Wand: Thanks Michael and Reid. My name is Assaf, and I am the CEO and cofounder of Hippo Insurance. You can say I was born into insurance. My dad has been an agent for the last 45 years. I vividly still remember riding in the backseat of his car as we drove around delivering calendars to his customers once a year. At that time, this was the cutting edge of delivering ongoing value to an insurance customer. You have paid another year of premium? Here you go. Have a calendar. While it was never my ambition to follow in my father’s footsteps, it is not entirely surprising that this is how it worked out. When I was working with McKinsey in New York on projects for insurance clients, I had a front row seat to just how badly the industry is aging: legacy systems prevent innovation, an aging workforce of agents, obsolete policy coverages that companies have no incentive to change, and an industry that seems to have forgotten that they are supposed to be selling a product for consumers. Technology has come a long way since my dad and I were delivering calendars.

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 Back in 2015, I felt like the time was right to try and fix this sub-par consumer experience once and for all by building an insurance company designed from the ground up around offering homeowners a better experience. Our vision and goals are straightforward – to protect the joy of home ownership by delivering intuitive and proactive protection to homeowners. This is combining the power of technology with human touch. The implications for homeowners in the industry would be nothing short of revolutionary. Let me walk you through why we think we are the right company at the right time to drive a fundamental change to one of the largest industries in the world. Let us talk a bit about the industry. Legacy insurers have spent the past century building a flawed consumer experience. If you have ever bought home insurance, you know how difficult it is to buy. It can take days to get a hold of an agent. When you finally do get to speak with them, you spend the next 30 to 45 minutes of your life being asked questions you do not really know the answers to. They are questions such as, how far are you from the nearest fire hydrant? When was the last time your roof was replaced? What material is inside your house’s walls? When you do finally purchase a policy, you are never really certain what you are covered for. If like me, you are a glutton for punishment and actually do read the details of the coverage, you realize that most of the coverages are stuck in the fifties. Things like fur coats, pewter bowls, china, and silverware are covered, as well as gold bullions, stamp collections, and paper stocks and bond certifications. But strollers, camping equipment, and electronics over $2,000 are all excluded. Then let us say you do have a claim. The experience is usually very, very poor. Do you know the worst part? You are not even surprised because that is what you expected. For most people, the first sentence out of their mouth is, “I knew it. I knew it was going to be like this.” For nine years I have been paying you guys every month. And just when I need you, there is a problem with the policy. Note that 40 percent of customers leave their insurers when they finally need to use the product. In between you buy the policy and when you actually have a claim, is this nine-year timeframe, the only time you’ve ever heard from your insurance company was when you got the renewal notice in the mail. Unless you were my dad’s customer, then you also got nine years’ worth of calendars. Insurance companies do not even call their customers “customers”. To them, we are all policyholders. This leads to low loyalty, lack of differentiation between carriers, and a net promoter score of 35. The entire system creates a transactional and adversarial relationship between insurers and customers. When one side wins, the other side loses. We believe there is a better way. I am sure you can tell where this is going. We built Hippo to fix all of this. Let me walk you through what we mean in practice. First, we make our policies very easy to buy. It takes one minute to get a quote and less than four minutes to buy a policy. How do we do that? It is not that we do not ask the same questions. We built technology to get the data we need. We pre-fill all of these

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 hard questions from third-party verifiable data sources. We remove the burden from the customers, and we get a more accurate set of data to use for underwriting. Second, we design our policies to support modern life. We cover home office, more electronics, service line, and many, many more items. We actually chose not to cover the fur coats, the mausoleums, the crypts, and the physical bonds that you find in a legacy policy so we can save our customers a little money. Third, when a loss does happen, we embrace the fact that this is our reason for existence. It is why people become customers of Hippo to begin with. We do our absolute best to support our customers in their time of need. We are different than legacy companies in that we do not put the burden on our customers to project manage their claim. We offer what we call a claim concierge to help be part of the solution rather than adding to the trauma of the loss. This is one area where we are conscious about the overuse of technology. There is some great, great chat technology out there to automate interactions with customers. But do you really want to be chatting with a bot right after your house burns down? When our customers have a significant water leak in the basement, a hole in the roof, a burglary, they really do want and need to talk with a human being. It is not just any human, but one who knows that the homeowner is the reason for being here at all. We will handle that interaction with the kind of compassion that people deserve when they experience a loss. Our claim concierges are available 24/7 to take care of our customers start to finish. And in case you were wondering, this is also a good business decision for Hippo. It allows us to close claims faster and save money for Hippo and our reinsurers. By the way, what do you think a claims NPS score of 60 does to customer retention versus the industry who has a claim NPS of negative 49? Even after making all of these changes to the product, where we get most excited is what we can do to our customers between the time they buy the policy and when they file a claim. It is this nine-year desert where the only thing they get is a renewal notice and hopefully a calendar. This is where we shine and where we build a partnership with our customers. We believe that the best possible claim experience is avoiding the loss of claim to begin with. We call this the Hippo proactive approach. We do it by focusing on three things: ongoing underwriting, smart home devices, and maintenance support. Let me explain why this is valuable for both our customers and for Hippo, and why it is going to revolutionize the industry. First, because we have live feeds from our data sources, we do not just use them upfront at the time of purchase. We use them throughout the life of the policy. 64 percent of the customers in the U.S. are under-insured after three to five years. The reason is that over time people renovate their home; they are adding a deck; they are changing the kitchen or the bathroom; they are converting their garage into a living room and even adding a swimming pool. But guess what? No one actually calls their insurance company to let them know that. The safety net that home insurance is supposed to be gets smaller and

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 smaller. And all too frequently, it ends up not being sufficient when it really matters. Let me take you through an example of how this works in practice. [Slide 14] Let us see what happens to this house after one year. Our ariel imagery noticed that a pool was added. We reached out to the customer to confirm and explain that we should probably increase the liability insurance coverage to a higher limit because someone might jump in the pool while they are away, and their original policy simply did not cover this risk. These updates are not just about increasing the premiums our customers pay. They are about making sure the price accurately reflects the risk. [Slide 15] Here is an example when someone’s premium might actually go down. After four years, both our permit records and our aerial imagery noticed there’s a new roof that was installed. Again, we reach out to our customers, but this time it is to let them know that because they have updated their house and made it less risky, we are going to give them a discount. Keeping coverage current is only the beginning. We also want to help our customers stop losses from escalating when they actually occur. As part of our unique program, we ship every one of our customers who wants it a self-monitored and self-installed kit to help monitor their home. Because the devices make it easier to prevent things like water leaks, we were able to get the Department of Insurance to approve a discount for anyone who is using the device. Additionally, we have smart home partnerships with great partners such as ADT, SimpliSafe, Xfinity Home, Vivint, and many more. We enable our customers to get great offers for professional monitoring and give us access to lower risk customers. These unique programs drive acquisition retention and reduces risk for our customers and for Hippo over time. And finally, we know that a well-maintained home is a less risky one. We help our customers take better care of their homes. Our Hippo home care services are available to all Hippo’s customers with a professional on-call for a video or phone conversation for any home maintenance issue, from installing a shelf, fixing a faucet, or vetting contractors for your next project. Hippo proactive approach turns an adversarial customer relationship into a partnership and an average risk into a better risk. Let me hand it over to Rick to go more in depth about our insurance and distribution strategy. Richard McCathron: Thanks Assaf. Hello everyone. My name is Rick McCathron, and I am the president of Hippo. Let us talk about barriers to entry. First, the data. Most insurance data still sits with the incumbents, especially claims data. Gaining access to it and confirming it is accurate is very challenging. Adding to the data challenges, the insurance industry is highly regulated. And it is not with just one regulator, but with fifty. Each state has its own set of rules and requirements. If you want to be a national player, you must adapt to each. And it is not easily done in a changing environment.

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 Also, the high initial capital requirements forces new entrants to sequester large portions of their initial capital, making that unavailable for growth and innovation. Finally, distribution access. To gain access to multiple channels that exists requires a high level of technological and operational capabilities such as dozens of customized APIs and often a large call center to support a growing customer base. For those who can break free, the opportunity is significant. Homeowners is a massive market. It is a $105 billion market and grows at $5 billion a year. The market is highly fragmented with only one player, State Farm, having achieved double-digit share. Finally, the customer life is eight-plus years with an average premium of $1,200, creating both an attractive TAM and unit economics. Now let us talk about Hippo’s advantages over legacy players. Most legacy players still operate on antiquated tech stacks, making it impossible for them to react quickly. Fairly simple changes to their products take 18 to 24 months. Whereas Hippo has a modern home-grown proprietary tech stack allowing us to make changes in 18 to 24 days and, when necessary, 18 to 24 hours. Shifting to data, most incumbents get their data supplied by the customer or the agent who many times don’t know the correct answer. Imagine you are getting ready to move into a new house. Somebody asks, how old is the roof? How close you are to a fire hydrant? What is your inner wall material? You simply have no idea. The incumbent has now done two things. One, they have created friction. Two, they have incorrect data. At Hippo, we get our data from verifiable third-party data sources that we know to be accurate. Not only have we removed friction from the customer, we have also more accurate data for pricing. In addition to the flawed data pricing model that incumbents have, they typically use multiperil algorithms that apply a single rating factor across all perils with a specific variable. An example, roof age. Although roof age is relevant for wind and water, it is not at all relevant for liability or theft. At Hippo, we use a bi-peril algorithm assigning a different factor for each variable across each peril, giving us a much more granular pricing model. Let us now talk about macro trends that favor tech forward players. Most homeowners insurance policies are still bought through an agent. Agent populations are aging. The average age of an agent is 61. Three years ago it was 58. Additionally, the new generation of customers want a digital experience, and they are beginning to demand it. Also, channel conflict is a major challenge for legacy players. Even if they want to move to a more digital experience, they cannot do so without alienating their agency force. Basically, they are telling customers how they should buy insurance. Whereas at Hippo, we have an omni-channel approach. We have built customized solutions across a wide array of channels allowing customers to buy the way they want to buy.

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 Let us talk a bit more about Hippo’s omni-channel approach. At Hippo, we want to sell our products the way the customers want to buy them. If they want to go directly without human intervention, perfect. If they want to have some human intervention and support during the interaction, no problem. We have a call center to support them. If they want to go through an agent that they have worked with in the past, no problem. We have built an industry-leading agent portal that helps with that interaction. In fact, we even have some carriers selling Hippo. Then of course there is our B2B2C partnerships. We have built customized integrations with home builders, loan originators, loan servicers, title companies, realtors, and smart home companies. We reach their customers in their digital flow with pre-quoted policies where their customer never has to leave the flow. A few clicks away and they secure a Hippo policy. Finally, let us talk a bit about focus. When we started Hippo, we had a choice. We could have grown horizontally selling a wide variety of products to our customers like auto, pet, life, and umbrella. Or we could grow vertically focus on what we do best, which is holistic home protection. That is what we chose to do. We want to focus on helping people protect their homes. Although insurance is a major component of that, it is just the start. We have plans to add home warranty, flood, homeowners association insurance to go along with our existing smart home, home maintenance, and professional monitoring. This allows us to focus deeply on the home and increase the ultimate TAM far beyond the $105 billion. Hippo also has an internal insurance agency selling third-party insurance products when a customer needs it. We can sell them best in class auto, umbrella, or other products, while monetizing the other products through commission and fulfilling the customer’s needs. Now I want to kick it over to Stewart to talk a bit about our financial overview. Stewart Ellis: Thanks Rick. Hi everyone. My name is Stewart Ellis, and I am Hippo’s Chief Financial Officer. Before we get into the details of our historical and projected financial performance, I would like to start by taking a minute to describe the basics of our economic model, our capital strategy, and the key metrics we use to measure the performance of our business. Hippo makes money in four primary ways. First, as a managing general agent, or MGA, we earn recurring commissions and fees associated with the policies we sell. While we have full underwriting authority and responsibility for administering claims, we do not take the bulk of the risk associated with the Hippo policies on our own balance sheet. Rather, we work with a diversified panel of highly rated reinsurance companies who pay us commissions in exchange for the opportunity to take that risk on their balance sheets.

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 Second, as an insurance agency we also sell non-Hippo policies to our customers. If the customer wants to buy auto insurance policy from us, we can sell it. If a customer needs homeowners insurance in an area where Hippo policies are not yet available, we can help them by selling policies for other carriers. For these policies, we earn a recurring agency commission from the carriers whose policies we sell. Third, we use our carrier platform to support other MGAs, and offer insurance as a service to programs who do not have their own carrier. For these services, we earn recurring fees from the programs we support. Fourth, for a portion of our business we do retain the risk on our own balance sheet, both as a carrier and as a small participant in our own reinsurance treaty. When we do this, we earn the premium associated with those policies and take financial responsibility for the losses. In the future, we intend to also make money from the value-added services we provide to our customers like monitoring and maintenance as Assaf and Rick discussed earlier. We have always pursued an asset-light capital strategy to support the growth of our business. Even though we have acquired a licensed carrier in 2020, we generally retain only as much risk on our balance sheet as is necessary to secure attractive terms from the reinsurers who bear the risk of the policies we sell. Those reinsurers usually insist that companies like Hippo retain some risk to ensure alignment of interests. For policies written in 2021, we will be retaining approximately 10 percent of the risk associated with Hippo homeowners policies on our own balance sheet and expect to see this increase modestly over time. I would now like to describe the key metrics we use to measure the performance of our business and to explain what they are, and why they matter. The best measure of our top-line performance is total written premium which represents the total amount of new and renewal business we sell in a given period across all our platforms. This includes premium from Hippo policies, agency premium we sell for other carriers, and non-Hippo premium that we support through our carrier. We believe total written premium is a great indicator of the long-term value we are building at Hippo. It is recurring, which makes it predictable and it is unaffected by fluctuations and losses due to things like weather that may impact our short-term profitability. The second metric is our premium renewal or retention rate, which is an important driver of future total written premium. The better we are at retaining our customers, the faster our total written premium will grow, and the higher the lifetime value of an average customer will be. Third, we care deeply about loss ratio, which is one of the most significant drivers of our long-term profitability. This will vary from year to year because of things like weather. As our business grows and becomes more geographically

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 diverse, its volatility should decline. This is important because as our loss ratio becomes less volatile, we should be able to achieve better terms in the agreements we have with reinsurers. Finally, adjusted gross profit. Adjusted gross profit is a measure of the profitability of our business that neutralizes the choices we make about how we go to market, whether we write Hippo policies on our own carrier or on third-party carriers, and how we structure our reinsurance. Now let’s turn to the results. Over the past two years Hippo has grown at nearly 70 percent annually, while bringing our new proactive approach to homeowners insurance to customers across the United States. In 2020, we overcame COVID-related headwinds on both the loss and capital sides of our business. We continued our strong record of operational execution. We launched our service in 12 new states bringing our total to 32, and continued the rapid geographic diversification of our premium. Despite our rapid state expansion, we grew more slowly in 2020 than we might have to avoid outgrowing the capital base of our carrier partners. In the spring of 2020, at the height of the first pandemic shutdown and during a time of great uncertainty in both private and public capital markets, we acted aggressively to address this barrier to our future growth. We raised our series E round of funding and used the proceeds to acquire and capitalize Spinnaker Insurance Company, giving us full control over our carrier platform and removing this third-party dependency. Partnering with third-party carriers remains an important part of our strategy, but removing this dependency reduces the risk of disruption to our business in the future. In the fall of 2020, we raised additional capital in the form of a convertible note. We secured a three-year reinsurance commitment for 20 percent of our capacity from Mitsui Sumitomo. This marks the beginning of our transition from quota share reinsurance treaties that renew annually to more stable multi-year agreements. As we make this transition, we are honored to be partners with such a well-known and respected insurance and reinsurance firm. We look forward to collaborating with them in the coming years. Finally, we validated the value of our proprietary technology platform which allows us to deeply integrate into the customer experiences of homebuilders like Lennar and mortgage servicers like Home Point Financial. This gives us access to millions of potential new customers. During this difficult year, we have strengthened the foundations of Hippo’s business and have a solid base to continue rapidly growing our total written premium, which we expect to reach nearly $2.3 billion by 2025. We expect to achieve this growth by launching in new states, bringing our total to 40 by the end of 2021, continuing to grow in existing states as we build a nationally recognized and trusted consumer brand, continuing to invest in building the very best tools for independent agents, and continuing to execute on our partnership strategy by broadening our

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 relationships in the homebuilder, mortgage servicer, and professional home monitoring channels. Even in 2025 at nearly $2.3 billion of forecasted total written premium, Hippo would only represent about 2 percent of the homeowners market with enormous potential for future growth ahead. We expect the fundamental dynamics and drivers of our business will continue to strengthen as we scale. As we grow, we will incorporate new data sources and derive deeper insights and experience that we believe will strengthen our underwriting. These new insights coupled with a natural tendency for loss experience to improve as our customer cohorts mature should give us the ability to price risk more accurately and to deliver improved underwriting results. As we partner with our growing customer base to help them better maintain their homes and as our IOT devices continue to help our customers avoid losses, we expect to see continued improvements in our already industry-leading customer satisfaction and retention. The improvements to these core drivers of our unit economics will allow us to continue to increase our investments in growth, which will continue this virtuous cycle. It is also important to note that our distribution strategy has facilitated a cash-efficient path to scale, which we expect to continue. As Rick described earlier, we sell homeowners policies through three channels: direct, through agents, and through partners. While the direct-to-consumer channel behaves like a typical technology customer acquisition funnel, we have some special advantages in the other two channels. Because we pay on collected premium when we sell through agents and partners, we have very little upfront cost to acquire a customer in these channels, making them an ideal way to quickly expand into new geographies that will help us diversify the weather-related risk that is inherent to homeowners insurance. Also, because many homeowners insurance customers choose to escrow their insurance payment as part of their monthly mortgage, we are paid annually in advance for approximately 60 percent of our homeowners premium which minimizes our working capital. These factors mean that on average across channels we earn back our customer acquisition cost in approximately 1.5 years. When we look at the unit economics of our business on a policy or a cohort level, it is easy to understand why we are planning to invest aggressively in growth. Our healthy $1,200 average premium, long expected customer life, and cash-efficient acquisition strategy results in a customer lifetime value that is meaningfully higher than our acquisition cost. These unit economics have improved over time. When we look at the business on a cohort level, we see very positive trends both within and across cohorts. [Slide 34] On the left graph you can see that the annual premium retention has improved as each cohort has aged. The longer someone has been a customer, the more likely they are to stay a customer. This suggests that our retention rate will continue to climb as our renewal base grows as a percentage of our total business. We also see that each successive

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 cohort is starting off better than the last. This suggests we are doing an increasingly good job over time meeting the needs of our customers. [Slide 34] In the right graph, you can see that these same trends are playing out in non-cat loss frequency, which is an important driver of our overall loss ratio. Loss frequency for renewal business is lower than for new business due to reduced adverse selection. Each cohort is performing better than the last as we continue to tune our underwriting models. I mentioned earlier that 2020 was a difficult year. This included higher than normal losses across the industry. Extreme weather conditions like wildfires in California, tornadoes and hail in Tennessee and Texas, and the unusually high winds of the derecho in the upper Midwest all contributed to higher catastrophic losses than normal. If we reduce the catastrophic weather losses to levels experienced in a normalized year based on historical trends, the loss ratio on Hippo programs would have been 24 points lower in 2020. Further, because of COVID we are all spending a lot more time than normal in our homes. They simply were not designed or built to be used this intensely. Hippo saw a higher frequency of usage-related claims and a higher cost to repair losses when they occurred as material costs increased due to COVID-related disruptions of supply chains and higher rates for professionals who make these repairs. Normalizing for these effects reduces our 2020 loss ratio by a further five points. Finally, we have already filed and released rate adjustments to calibrate our pricing for the future. While these changes are in effect for new policies, they take time to roll through our existing base as policies renew. Using current rate levels to calculate our 2020 loss ratio reduces it by a further nine points to 83 percent for the year. Now let us go through how we expect to bring that 83 percent loss ratio down to an industry-leading steady state loss ratio of 60 percent over time. We talked earlier about the benefits we will see across our business as we scale. This is another area where we should see efficiencies. As we grow, our underwriting, claims, and support functions should benefit from economies of scale. In these areas alone, we expect another nine points of improvement. The next category of improvement relates to something we refer to as a growth penalty, which affects us in two ways. First, because losses occur throughout the policy term rather than after the full premium has been earned, the ratio of losses to earned premium will be higher the faster we grow. As our growth slows down over time, this penalty will lessen. Second, as discussed earlier we know that loss experience improves with the age of a customer cohort. As our renewal business increases as a percentage of our total, our loss ratio should continue to decline.

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 The final portion of the improvements needed to bring us to our long-term, actuarially indicated loss ratio of 60 percent relates to our proactive strategy and the partnership with our customers to prevent losses. And through continued innovation and how we use data to improve our underwriting and claims administration processes. The expected improvement in loss ratio as we scale is one of the primary drivers of the margin expansion you see in the graph on the right, enabling our adjusted gross profit to grow more than twice as fast as our total written premium over the next five years. It is bringing our adjusted gross profit margin to 28 percent of total earned premium by 2025. Beyond 2025, we expect to continue to see additional benefits of scale that will allow our adjusted gross profit to more than offset both our fixed costs as well as our growth-related investments to deliver a healthy long-term operating margin of 15 percent of total earned premium. To recap, Hippo has proven its ability to grow rapidly in a market that is incredibly large but difficult for new entrants to navigate. Our technology-enabled buying experience, modern coverage, and proactive approach to reducing losses for homeowners allows us to deliver a superior customer experience with strong annual renewal and retention rates. The unit economics of our business are strong and have improved over time. Finally, our asset-light business structure and cash-efficient distribution strategy give us confidence that we can achieve self-sustaining profitability without additional capital. Now, I would like to turn it back over to Assaf for a few concluding thoughts. Assaf Wand: Thanks Stewart. Hippo exists to protect the joy of home ownership. If you own a home, there is a good chance that it is your single largest asset. We know our customers value their homes, and they want to protect them. At Hippo, we are here to help. We offer a radically improved customer experience, policies built for modern life powered by data and technology, and additional services designed to build a partnership with our customers that reinforce the performance of our core insurance product. We power all of this with the most modern tech stack in the industry. As we grow and people begin to understand Hippo’s approach, we believe they will start to demand more of their insurance carriers. If they do not get it, we will be there to welcome them to the Hippo family. Thank you for listening to us.

Hippo and Reinvent Technology Partners Z Investor Call March 4, 2021 Legal Disclaimers Relating to The Proposed Transaction Important Information for Investors and Stockholders This communication relates to a proposed transaction between Reinvent and Hippo. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov. The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY. Participants in the Solicitation Reinvent and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. Forward Looking Statements This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities; (ii) the risk that the transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of Reinvent, the satisfaction of the minimum trust account amount following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results, and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against Reinvent related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of Reinvent’s securities on a national securities exchange; (xi) the potential volatility of the price of Reinvent’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which Reinvent plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Hippo’s business, and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand Reinvent’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration on Form S-1 (File No. 333-249799), the registration statement to be filed on Form S-4 discussed above and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Hippo gives any assurance that either Reinvent or Hippo or the combined company will achieve its expectations.